Filed by Independent Bank Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Enterprise Bancorp, Inc. SEC File No.: 001-33912 Filer’s SEC File No.: 1-9047 Date: December 9, 2024

December 9, 2024 Merger Investor Presentation +

2 Disclaimer and Caution About Forward-Looking Statements CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Independent and Enterprise, the expected timing of completion of the proposed transaction, and other statements that are not historical facts. Such statements reflect the current views of Independent and Enterprise with respect to future events and financial performance, and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs, expectations, plans, predictions, forecasts, objectives, assumptions or future events or performance, are forward-looking statements. Forward-looking statements often, but not always, may be identified by words such as expect, anticipate, believe, intend, potential, estimate, plan, target, goal, or similar words or expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Independent and Enterprise caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Independent’s and Enterprise’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (1) changes in general economic, political, or industry conditions; (2) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (3) volatility and disruptions in global capital and credit markets; (4) movements in interest rates; (5) the resurgence of elevated levels of inflation or inflationary pressures in the United States and the Enterprise and Independent market areas; (6) increased competition in the markets of Independent and Enterprise; (7) success, impact, and timing of business strategies of Independent and Enterprise; (8) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (9) the expected impact of the proposed transaction between Enterprise and Independent on the combined entities’ operations, financial condition, and financial results; (10) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (11) the failure to obtain Enterprise shareholder approval or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all or other delays in completing the proposed transaction; (12) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (13) the outcome of any legal proceedings that may be instituted against Independent or Enterprise; (14) the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Enterprise do business; (15) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (16) diversion of management’s attention from ongoing business operations and opportunities; (17) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (18) the dilution caused by Independent’s issuance of additional shares of its capital stock in connection with the proposed transaction; (19) cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; and (20) other factors that may affect the future results of Independent and Enterprise. Additional factors that could cause results to differ materially from those described above can be found in Independent’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in other documents Independent files with the SEC, and in Enterprise’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of Enterprise’s website, enterprisebancorp.q4ir.com, under the heading “SEC Filings” and in other documents Enterprise files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Independent nor Enterprise assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable law. As forward- looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. All forward-looking statements, express or implied, included in the document are qualified in their entirety by this cautionary statement.

3 Disclaimer and Caution About Forward-Looking Statements ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made with respect to the proposed transaction involving Independent and Enterprise. This material is not a solicitation of any vote or approval of the Enterprise shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Independent and Enterprise may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Independent and Enterprise, Independent will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will that will include a proxy statement for a special meeting of Enterprise’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Enterprise will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider Independent’s and Enterprise’s public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Independent and Enterprise, can be obtained, free of charge, as they become available at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (781) 982-6737 or to Enterprise Bancorp, Inc., 222 Merrimack Street, Lowell, MA 01852, Attention: Corporate Secretary, telephone (978) 459-9000. PARTICIPANTS IN THE SOLICITATION Independent, Enterprise, and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies from the shareholders of Enterprise in connection with the proposed transaction. Information regarding Independent’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 28, 2024, and other documents filed by Independent with the SEC. Information regarding Enterprise’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024 and other documents filed by Enterprise with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the proxy solicitation of Enterprise’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials filed with the SEC when they become available, which may be obtained free of charge as described in the preceding paragraph.

Enterprise Bancorp, Inc. Snapshot

27
Branches

573
FTE Employees

1989
Year Founded



New Hampshire
Manchester
Massachusetts
Boston
Springfield

Enterprise Bancorp, Inc. / Enterprise Bank

- Founded by Chairman George Duncan in 1989
- Market capitalization of $453 million
- Operate in vibrant economic markets with attractive demographics
- Consistent, 35-year history of strong organic market expansion, growth, and profitability
- Strong balance sheet with quality commercial loan and relationship-based deposit portfolios, favorable liquidity and capital positions, paired with a conservative credit culture
- Strong liquidity position anchored through strong deposit market share
- Exceptional core deposit base with a cost nearly 100bps better than peers

Corporate Info

Headquarters: Lowell, MA

Ticker: NASDAQ: EBTC

CEO: Steven Larochelle

Chairman: George Duncan

Balance Sheet

Assets: $4.74B

Deposits: $4.19B

Loans: $3.86B

AUM & AUA: $1.51B

YTD Profitability

ROAA: 0.80%

ROATCE: 11.2%

Net Interest Margin: 3.20%

Efficiency Ratio: 69.1%

Capital Ratios

TCE / TA: 7.65%

Leverage Ratio: 8.68%

CET1 Ratio: 10.36%

Total Capital Ratio: 13.07%

INDEPENDENT BANK CORP.

Source: S&P Capital IQ Pro
Note: Financial data as of 9/30/2024; Market data as of 12/6/2024

4

Overview of Enterprise Bancorp Acquisition

Pro Forma Combined Company

$25Bn in Assets	$20Bn in Deposits	$19Bn in Loans	$8.7Bn of Wealth AUM	151 Branches	$3.6Bn Market Cap

Financially Attractive Acquisition

16.2%
GAAP EPS Accretion (2026E)(1)

~3 Yrs
TBV Earnback

>20%
Internal Rate of Return (IRR)

1.41%
Pro Forma ROAA (2026E)

15.7%
Pro Forma ROATCE (2026E)

Enterprise is a key addition to attractive Boston area franchise



New Hampshire
Massachusetts
Boston
INDB: 124 Branches(2)
EBTC: 27 Branches

INDEPENDENT BANK CORP.

Source: S&P Capital IQ Pro; Preliminary financial data as of the quarter ended 9/30/2024; Market data as of 12/6/2024
Note: Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction related expenses; see Appendix for Pro Forma Net Income and EPS reconciliation. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer "Caution Regarding Forward-Looking Statements" and slides 10 and 15 for key financial assumptions.
(1) Includes impact of subordinated debt raise; 18.2% GAAP EPS accretion excluding subordinated debt raise
(2) Includes one electronic branch

5

6 Source: S&P Capital IQ Pro (1) Core deposits defined as deposits less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits Strategic Rationale Continued Market Expansion Balance Sheet Strength Financially AttractiveLow Execution Risk ◼ Continuation of INDB’s successful long-term acquisition strategy of gradual geographic expansion ◼ Adds over $4 billion of deposits in demographically attractive markets, including Northern Massachusetts and Southern New Hampshire ◼ Adds over $1.5 billion of wealth assets under administration in adjacent markets ◼ Creates more density in eastern MA and offers us the opportunity to cross sell a broader product set into the Enterprise customer base. ◼ Low-cost deposit base comprised of over 85% core deposits(1) ◼ History of pristine asset quality with minimal charge-offs at EBTC ◼ The combination positions the company well for further net interest margin expansion ◼ INDB has a long track record of successful integration ◼ Similar culture, customer base and community focus ◼ Complementary business model ◼ INDB conducted comprehensive due diligence with support from independent third-party reviewers ◼ Meaningful EPS accretion ◼ Enhanced pro forma capital generation will support high levels of shareholder return ◼ Robust pro forma profitability ◼ Approximately three year tangible book value earnback Padlock

7 Hillsborough Rockingham Essex Middlesex Andover LawrenceLowell NH MA Key Expansion into Northern MA & Southern NH INDB EBTC 92% of EBTC branches located in Northern MA & Southern NH Counties Northern MA & Southern NH Branch Network Major Employers $112,083 2024 Median Household Income 8.6% ’24 – ’29 Proj. Median HHI Change 3.2% 2024 Unemployment Rate 1.9% ’24 – ’29 Proj. Population Change > 1.2mm 2024 Population Source: S&P Capital IQ Pro (1) Demographics based on pro forma deposit weighted average by county Key Region Demographics(1) Indicates key community

8 0.21 0.21 0.26 0.49 0.72 0.34 0.10 0.14 1.09 1.71 1.84 1.92 0.51 0.54 0.56 0.83 1.20 0.71 0.29 0.42 2.13 2.74 2.79 2.81 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y 2021Y 2022Y 2023Y 2024Q1 2024Q2 2024Q3 EBTC EBTC Peers Core Deposits 87% Non-Core Deposits 13% 9/30/24 Deposit Portfolio Core Deposits $3,648,472 Non-Core Deposits $540,989 Total Deposits $4,189,461 Enterprise Deposit Franchise Source: S&P Capital IQ Pro and FRED; Financial data as of 9/30/2024 (1) Core deposits defined as deposits less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits (2) Cycle measured from 2021Q4 to 2024Q3 (3) Includes major exchange-traded banks headquartered in the Northeast with total assets between $1.5 billion and $15.0 billion Historically Low Cost of Deposits (3) Core Funding Focus No brokered deposits as of 9/30/24 (1) (1) Cycle Deposit Beta(2) 36% 50% EBTC EBTC Peers(3)

9 INDB EBTC Pro Forma Counties Branches Deposits ($bn) Market Share (%) Rank Branches Deposits ($mm) Market Share (%) Rank Branches Deposits ($mm) Market Share (%) Rank Plymouth, MA 28 4.7 25.2 1 – – – – 28 4.7 25.2 1 Middlesex, MA 15 1.3 1.6 17 13 2.3 2.7 11 28 3.6 4.3 8 Norfolk, MA 19 2.4 6.7 5 – – – – 19 2.4 6.7 5 Suffolk, MA 21 2.2 1.6 6 – – – – 21 2.2 1.6 6 Essex, MA 6 0.8 2.6 10 4 0.7 2.1 14 10 1.5 4.7 8 Bristol, MA 8 1.4 9.0 5 – – – – 8 1.4 9.0 5 Barnstable, MA 12 1.4 12.2 3 – – – – 12 1.4 12.2 3 Worcester, MA 8 0.6 2.6 11 2 0.3 1.4 21 10 0.9 4.0 9 Rockingham, NH – – – – 4 0.6 4.7 7 4 0.6 4.7 7 Nantucket, MA 3 0.4 35.1 1 – – – – 3 0.4 35.1 1 Hillsborough, NH – – – – 4 0.4 2.8 7 4 0.4 2.8 7 Dukes, MA 4 0.2 15.8 2 – – – – 4 0.2 15.8 2 Strategic Market Share Positioning Source: S&P Capital IQ Pro Note: Deposit market share data as of 6/30/2024 (1) Includes one electronic branch INDB Standalone County EBTC Standalone County Pro Forma County Creating Top 10 Market Share in all Counties of Operation (1)

Transaction Structure and Terms

Structure and Exchange Ratio	■ 0.6000x shares of Independent common stock and $2.00 per share in cash to be exchanged for each share of Enterprise common stock ■ Pro forma ownership: ~ 85% INDB / ~15% EBTC
Transaction Value	■ $45.06 per Enterprise share(1) ■ Aggregate Consideration: $562 million(2)
Implied Transaction Metrics	■ P/TBV: 1.55x ■ P/ 2026 EPS: 11.3x(3) ■ Pay-to-Trade: 1.00x(4) ■ Market Premium: 24%(1)
Board Representation & Management	■ Agreements in place for retention of key Enterprise talent, including CEO Steven Larochelle consulting for a one-year term ■ Two directors from EBTC will be appointed | Pro forma board: 14 directors ■ George Duncan, Chairman and Founder, to stay on as advisor to INDB's BOD for one year post close
Diligence & Timing	■ Conducted thorough due diligence across business functions with independent third-party support ■ Customary regulatory and Enterprise shareholder approvals required ■ Expected closing: Second Half of 2025

INDEPENDENT BANK CORP.

(1) Based on INDB's market price of $71.77 and EBTC's market price of $36.45 as of 12/6/2024
(2) Assumes 138,970 EBTC options are cashed out with merger consideration
(3) Based on EBTC estimated 2026 EPS of $3.97 per INDB management
(4) Pay-to-trade calculated as transaction tangible book value multiple divided by the buyer's standalone tangible book value multiple

10

Estimated Financial Impact

Financially Compelling Transaction

Including Rate Marks

16.2%	(9.8%)	~3 Yrs
2026E EPS Accretion	TBV Dilution	TBV Earnback

Excluding Rate Marks[(1)]

7.0%	(2.7%)	<2 Yrs
2026E EPS Accretion[(2)]	TBV Dilution	TBV Earnback

Robust Pro Forma Capital

With $250 Million Subordinated Debt Raise

9.4%	12.6%
TCE Ratio	CET1 Ratio
15.6%	**308%**
Total Capital Ratio	CRE[(3)] / Total Capital

Meaningfully Advances **INDB's Go-Forward** Profitability[(4)]

'24 YTD Standalone		2026E Pro Forma
0.98% *'24 YTD* Standalone ROAA	→	1.41% 2026E Pro Forma ROAA
10.1% *'24 YTD* Standalone ROATCE	→	15.7% 2026E Pro Forma ROATCE

Source: S&P Global Market Intelligence

Note: Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction related expenses; see Appendix for Pro Forma Net Income and EPS reconciliation. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer "Caution Regarding Forward-Looking Statements" and slides 10 and 15 for key financial assumptions.

(1) Excludes impact of loan interest rate mark and interest rate mark on other assets and liabilities
(2) Excludes subordinated debt raise
(3) Commercial real estate per definition in regulatory guidance; includes non-owner occupied real estate, multifamily loans, construction and development loans and loans to finance commercial real estate, construction and land development activities not secured by real estate; excludes owner occupied CRE
(4) Presented assuming fully phased-in cost savings and assuming full year impact for illustrative purposes

INDEPENDENT BANK CORP.

11

Pro Forma Profitability Relative to Peers

Return on Avg. Assets (2026E)


+14bps
1.41%
1.32%
1.27%
1.14%
INDB Pro Forma
Top Quartile
INDB Standalone
Median

Return on Average Tangible Common Equity (2026E)


+387bps
15.7%
13.7%
12.7%
11.9%
INDB Pro Forma
Top Quartile
Median
INDB Standalone

INDEPENDENT BANK CORP.

Source: S&P Capital IQ Pro & FactSet

Note: Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction related expenses; see Appendix for Pro Forma Net Income and EPS reconciliation. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer "Caution Regarding Forward-Looking Statements" and slides 10 and 15 for key financial assumptions.

Note: Pro forma peers include publicly traded banks listed under a major-exchange in the U.S. with assets between $20-$50bn

Note: Based on market data as of 12/6/2024

12

Pro Forma Loan & Deposit Distribution

INDEPENDENT BANK CORP.

Enterprise Bancorp, Inc.

PRO FORMA[(1)]

Loans



Commercial & Industrial 13%
Consumer & Other 8%
Construction 5%
Residential R.E. 17%
Multifamily 12%
Owner Occupied CRE 8%
Non-Owner Occupied CRE 37%
$14.4B
Yield: 5.61%



Non-Owner Occupied CRE 29%
Commercial & Industrial 11%
Consumer & Other 3%
Construction 13%
Residential R.E. 11%
Multifamily 16%
Owner Occupied CRE 17%
$3.9B
Yield: 5.63%



Commercial & Industrial 12%
Consumer & Other 7%
Construction 7%
Residential R.E. 16%
Multifamily 13%
Owner Occupied CRE 10%
Non-Owner Occupied CRE 35%
$18.2B
Yield: 5.62%

Deposits



MMDA & Other Savings 37%
Retail Time Deposits 7%
Jumbo Time Deposits 11%
Demand Deposits 29%
NOW & Other Trans. Acct. 16%
$15.4B
COD: 1.75%
L/D: 93.0%



Retail Time Deposits 3%
Jumbo Time Deposits 13%
Demand Deposits 26%
NOW & Other Trans. Acct. 16%
MMDA & Other Savings 42%
$4.2B
COD: 1.92%
L/D: 92.1%



MMDA & Other Savings 38%
Retail Time Deposits 6%
Jumbo Time Deposits 11%
Demand Deposits 29%
NOW & Other Trans. Acct. 16%
$19.6B
COD: 1.78%
L/D: 92.8%

INDEPENDENT BANK CORP.

Source: S&P Capital IQ Pro
Note: Loan data per GAAP filings as of 9/30/2024; INDB deposit data per BHC regulatory filings as of 9/30/2024; EBTC deposit data per GAAP filings as of 9/30/2024
Note: Totals may not sum due to rounding
Note: Retail Time Deposits < $100k and Jumbo Time Deposits > $100k
(1) Excludes purchase accounting adjustments

13

14 Historical Net Interest Margin 3.46 3.54 3.23 3.25 3.29 3.54 3.51 3.20 3.19 3.22 3.27 3.23 3.08 3.15 3.12 3.00 3.25 3.50 3.75 2022Y 2023Y 2024Q1 2024Q2 2024Q3 N e t In te re s t M a rg in ( % ) INDB EBTC Peer Median INDB & EBTC versus Pro Forma Peers(1) Source: S&P Capital IQ Pro (1) Includes publicly traded banks listed under a major-exchange in the U.S. with assets between $20-$50bn ▪ INDB & EBTC’s NIM has closely tracked over the past several years ▪ Benefit from strong low-cost deposit funding bases ▪ Adverse impact from lagged repricing of the sizable CRE and residential real estate loan buckets ▪ INDB loan beta of 29% for the 4Q21 – 3Q24 period vs. 22% for EBTC Highlights

Key Transaction Assumptions

Earnings	■ INDB Earnings per Street Consensus ■ EBTC Earnings per INDB Management
Cost Savings & Merger Costs	■ Estimated cost savings of approximately 30% of Enterprise's annual operating expense ▪ 50% phase-in during 2025 and 100% in 2026 and thereafter ■ $61.2 million of pre-tax one-time merger expenses; fully reflected in pro forma TBV dilution at closing
Credit	■ Gross credit mark of $69.5 million or 1.80% of Enterprise loans ▪ 75% Non-PCD / 25% PCD ▪ Non-PCD loans accreted sum-of-years digits method over 5 years ▪ Day 2 CECL reserve equal to 1.0x Non-PCD credit mark
Rate Marks	■ ~$150.1 million pre-tax loan write down accreted over 5 years ■ After-tax AOCI of ~$62.6 million is accreted over 5 years ■ ~ $7.7 million pre-tax write-down to equity associated with other rate related marks to assets and liabilities
Intangibles	■ Core Deposit Intangible of 3.75% of Enterprise's core deposits; amortized over 10 years using sum-of-years digits method
Other	■ Assumes ~5% of deposits runoff the pro forma balance sheet ■ Modeled close as of 9/30/2025
Subordinated Debt Raise	■ $250 million of subordinated debt raised[1]

INDEPENDENT BANK CORP.

(1) Subordinated debt raised with a 7.25% coupon

15

16 ◼ Independent Bancorp’s experienced credit team took a multifaceted approach in loan review across all major business lines augmented by multiple leading independent third-party review and valuation teams ◼ Included thorough examination of underwriting and credit standards along with the alignment of credit cultures ◼ Assessed 45% of total commercial balances, over 100% of notes with balances over $4.2MM ◼ Target areas included: ◼ 90% of NOO Office > $2.5MM ◼ 85% of Multifamily >$3MM including construction ◼ 65% of all construction ◼ 95% of participations ◼ 90% of criticized balances, 97% of those >$500K ◼ Focus on top lending relationships, largest loans in various segments, and reviewed in context of current market conditions, etc. Comprehensive Due Diligence Conducted Due Diligence Scope of Review ◼ Comprehensive due diligence review of EBTC completed over a three-month period ◼ Diligence review covered all functional areas, in addition to business strategies, clients, associates, and culture ◼ Heightened diligence focus surrounding loan portfolio and credit administration Key Diligence Focus AreasCredit Review Summary Credit Risk Management Finance / Accounting Branch Network Commercial Banking Consumer Banking Human Resources Legal Regulatory / Compliance Information Technology Operations ALCO / Liquidity

17 ◼ No branch closings are planned with this merger ◼ Continuing presence in Lowell ◼ Rockland Trust received an “Outstanding” Community Reinvestment Act rating in 2023, the most recent assessment ◼ A history of exceptional, relationship-oriented customer service: o Rockland Trust awarded 2023 Greenwich Excellence Award for Middle Market Banking Overall Satisfaction in the North East o Rockland Trust Named the #1 Bank in Massachusetts according to Forbes in 2024 ◼ Both banks embrace supportive corporate cultures and consistently appear in The Boston Globe’s “Top Places To Work” list ◼ Community development financing provided through initiatives to support affordable housing, community services for LMI individuals and areas ◼ Affordable homeownership: innovative and flexible residential lending and home loans to LMI borrowers, including active participation in ONE Mortgage program ◼ Extensive Small Business lending, including SBA 504 and 7a loan programs ◼ Partnerships, investments and participation with community development financial institutions ◼ Equity investments in Low Income Housing Tax Credits (LIHTC) ◼ Unique Financial Literacy programs Continuing Community Commitment Rockland Trust, like Enterprise Bank, has always operated with a strong community focus: ◼ Both banks are recognized for community leadership and philanthropy ◼ Combined charitable giving and community sponsorship of over $5.7MM(1) ◼ Recognized as top charitable contributors in MA ◼ Colleagues serve in leadership capacity on hundreds of non-profit boards ◼ Combined 41,000 volunteer hours recorded in 2023 Meaningful commitment to the communities we serve: (1) 2023 Rockland Trust $4.2MM; Enterprise $1.5MM

18 6.6 7.4 7.9 8.5 8.6 13.2 13.9 19.3 19.3 19.4 0.6 0.3 0.2 0.4 2.8 6.5 4.7 7.2 7.7 8.1 8.9 11.4 20.4 24.2 2015Y 2016Y 2017Y 2018Y 2019Y 2020Y 2021Y 2022Y 2023Y 2024Q3 Continuation of Successful Long-Term Acquisition Strategy Total Assets, ($Bn) Source: S&P Capital IQ Pro (1) Excludes purchase accounting adjustments (1)

Appendix

Appendix A: Capital Generation

Combined Capital Generation

2026 Combined Earnings

($ in millions)	
INDB Standalone Earnings[(1)]	264.6
EBTC Standalone Earnings[(2)]	49.4
After-Tax Cost Savings	27.4
Other Impacts to Earnings[(3)]	(9.9)
Subtotal	$331.5
Accretion of Non-PCD Mark	11.9
Accretion of Interest Rate Marks	22.4
Accretion of AOCI	12.5
Core Deposit Intangible Amortiztion	(16.8)
Annual Earnings Power	$361.5
(-) Dividends Paid[(4)]	113.9
Annual Retained Earnings	$247.6

Capital Impact

+132bps
CET1 Annually[(5)]

+114bps
CET1 Annually Excl. Rate Marks[(6)]

Note: Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction related expenses; see Appendix for Pro Forma Net Income and EPS reconciliation. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer "Caution Regarding Forward-Looking Statements" and slides 10 and 15 for key financial assumptions.

(1) INDB 2026E earnings per consensus estimates as of 12/6/2024
(2) EBTC 2026E earnings per INDB management
(3) Includes opportunity cost of transaction related charges, full phase-in of Durbin Amendment impact, reinvestment of proceeds from subordinated debt raise, opportunity cost of cash used to fund deposit runoff, and the interest expense on subordinated debt raised
(4) Assumes a $2.28 dividend per share
(5) Risk-weighted assets at close estimated at $18.7 billion
(6) Excludes impact of loan interest rate mark and interest rate mark on other assets and liabilities; Risk-weighted assets at close estimated at $18.7 billion

INDEPENDENT BANK CORP.

20

21 Appendix B: Enterprise CRE Portfolio Detail Source: Company Filings Non-Owner Occupied CRE Commercial Construction • Non-Owner Occupied CRE growth driven by continued customer demand and business development efforts • Commercial construction loan growth driven primarily by residential development projects to meet the strong demand for housing in their market area • Office loans amounted to 5% of total loans and were located mainly in suburban areas • Multifamily loans amounted to 16% of total loans Multi-Family 28% 1-4 Family 16% Office 12% Retail 11% Industrial/Warehouse Building 9% Self Storage Facility 2% Resid Condo 3% Mixed Use-Resid 3%Mixed Use-Cmml 3% Other 13% Multi-Family 28% Resid Condos 18% Land 13% Resid Single Lot 13% Commercial 7% Revolv for Resid SubDiv 5% Storage Facility 4% Other 12% $1.6B (41% of loan portfolio) $674mm (17% of loan portfolio) Highlights

22 Appendix C: Illustrative Pro Forma Earnings Reconciliation Inc. Rate Ex. Rate Marks Marks(1) ($ in millions except for per share figures) 2026Y 2026Y INDB Earnings $264.6 $264.6 EBTC Earnings 49.4 49.4 Combined Earnings $314.0 $314.0 After-Tax Merger Adjustments Cost Savings 27.4 27.4 Accretion of Rate Related Marks 34.9 0.0 Accretion of Non-PCD Mark 11.9 11.9 Interest Expense on Debt Issued (13.3) 0.0 Expense Savings on Deposit Runoff 6.3 6.3 Reinvestment of Remaining Proceeds from Debt Issued 0.8 0.0 Core Deposit Intangible Amortization (16.8) (16.8) Other Adjustments(2) (3.7) (10.0) Total Merger Adjustments $47.5 $18.7 Pro Forma Earnings $361.5 $332.7 INDB Standalone Earnings Per Share $6.23 $6.23 Standalone INDB Shares Outstanding 42.5 42.5 Shares Issued to EBTC 7.5 7.5 Pro Forma Shares Outstanding 49.9 49.9 Pro Forma Earnings Per Share $7.24 $6.66 Pro Forma EPS Accretion ($) $1.01 $0.43 Pro Forma EPS Accretion (%) 16.2% 7.0% Note: Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction related expenses; see Appendix for Pro Forma Net Income and EPS reconciliation. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer “Caution Regarding Forward-Looking Statements" and slides 10 and 15 for key financial assumptions. (1) Excludes impact of subordinated debt raise (2) Includes opportunity cost of transaction related charges and full phase-in of Durbin Amendment impact; in the excluding rate makes case, additionally includes opportunity cost of cash used to fund deposit runoff

23 Goodwill Reconciliation ($ in millions) At Close Transaction Consideration $562.2 EBTC Standalone Common Equity 397.7 Less: Excise Tax on Cash Consideration (0.3) Less: Goodwill and Intangibles (5.7) EBTC Standalone TBV 391.8 FMV Adjustments Loan Interest Rate Mark (150.1) Loan Credit Mark (69.5) Reversal of ALLL 66.1 Other rate related marks (7.7) Total FMV Adjustments (161.2) Deferred Tax Asset / (Liability) 45.3 EBTC Adjusted TBV 275.9 Implied Premium 286.3 Premium Allocation Core Deposit Intangible 131.8 Deferred Tax Asset / (Liability) (37.1) Net CDI Allocation 94.7 Goodwill Allocation $191.6 Appendix D: Tangible Book Value Dilution Reconciliation TBV Reconciliation ($ in millions except for per share figures) At Close INDB Standalone Common Equity $3,094.4 Less: Goodwill and Intangibles (993.8) INDB Standalone Tangible Common Equity $2,100.6 Merger Adjustments Stock Consideration to EBTC 535.2 Goodwill (191.6) CDI (131.8) Deal Charge (48.0) CECL (37.4) Pro Forma Tangible Common Equity $2,227.0 INDB Standalone Shares Outstanding 42.5 INDB Standalone TBV per Share $49.45 Pro Forma Shares Outstanding 49.9 Pro Forma TBV per Share $44.60 TBV per Share Dilution ($) ($4.85) TBV per Share Dilution (%) (9.8%) Note: Estimated financial impact is presented for illustrative purposes only. Includes purchase accounting marks and transaction related expenses; see Appendix for Pro Forma Net Income and EPS reconciliation. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer “Caution Regarding Forward-Looking Statements" and slides 10 and 15 for key financial assumptions.